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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC FILE NUMBER
8- 42712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. W. Korth & Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 Centurion Drive, Ste 200
(No. and Street)

Lansing	MI	48917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holly MacDonald-Korth (305) 668-8485
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, an Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Ste 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Holly MacDonald-Korth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. W. Korth & Company, L.P., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

EVANGELINE ANDREWS
MY COMMISSION # GG051030
EXPIRES November 29, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
TABLE OF CONTENTS
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018
AND FOR THE YEAR THEN ENDED

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Partners of J.W. Korth & Company Limited Partnership

Opinion on the Financial Statements

We have audited the accompanying balance sheet of J.W. Korth & Company Limited Partnership (the "Partnership") as of December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). We did not audit the financial statements of Korth Direct Mortgage, LLC, a wholly-owned subsidiary, which statements reflect total assets constituting 91 percent of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Korth Direct Mortgage, LLC, is based solely on the report of the other auditors. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017.
Woodland Hills, California
March 11, 2019

J.W. KORTH & COMPANY LIMITED PARTNERSHIP
AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	828,292
Restricted cash		161,454
Mortgages owned		13,388,925
Deposit with clearing broker		100,000
Trading securities, at fair value		277,831
Accounts receivable		13,473
Accrued interest receivable		457
Prepaid expenses		47,879
Other current assets		4,964
Total Current Assets	$	14,823,274
PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	$	13,924
OTHER ASSETS		
Deposits	$	7,961
Due from partners		69,107
Goodwill		110,000
Total Other Assets	$	187,068
TOTAL ASSETS	$	15,024,267
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	37,431
MSNs payable		13,173,466
In trust for Investors		125,045
In trust for borrowers		36,409
Commissions payable		26,064
Securities sold, not yet purchased, at fair value		8,012
Due to clearing brokers		594,567
Due to limited preferred partners		-
Total Current Liabilities	$	14,000,993
PARTNERS' CAPITAL		
General Partners' Capital	$	131,427
Limited and Preferred Partners' Capital		891,847
Total Partners' Capital	$	1,023,274
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	15,024,267

See accompanying notes to the financial statements.

NOTE 1 - NATURE OF BUSINESS

J.W. Korth & Company Limited Partnership ("the Partnership") is a securities broker dealer registered with the Securities Exchange Commission and the states of Michigan, Florida, and various other states and an SEC registered investment adviser under the Investment Advisers Act of 1940. The Partnership is a licensed member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, as well as an Municipal Securities Rulemaking Board (MSRB) registrant. Unless sooner terminated by law or as provided in the limited partnership agreement, the Partnership will terminate on December 31, 2040.

The Partnership has entered into a membership agreement with FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Partnership must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Partnership must refrain from holding customer funds or safe-keeping customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Partnership, Royal Palm Income Fund, LLC, and Korth Direct Mortgage, LLC (all wholly-owned subsidiaries of the Partnership), as well as World Financial Digest, LLC, an entity in which the Partnership owns a controlling interest. The transactions and balances between the Partnership and the entities have been eliminated in consolidation. The entities are reported as segments in Note 15.

BASIS OF ACCOUNTING

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

GOODWILL

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Section 350 requires an annual assessment of the recoverability of goodwill using a two-step process. The first step of the impairment test involves a comparison of the fair value of the reporting unit to its carrying value. If the carrying value is higher than the fair value or there is an indication that impairment may exist, a second step must be performed to compute the amount of the impairment. Management conducted its annual assessment of goodwill impairment and determined that there were no indicators of goodwill impairment and therefore did not record an impairment loss for the year ended December 31, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Securities transactions and related revenues are recorded on a trade date basis and are normally settled within 30 days through the clearing broker. All other brokerage revenues are earned as the services are provided by the Partnership to its clients.

Korth Direct Mortgage ("KDM") has three primary sources of revenue: origination fees, servicing fees, and processing fees. World Financial Digest ("WFD") earns revenue from online advertising. Revenues are recognized per agreement.

On January 1, 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and supersedes most industry specific revenue recognition guidance. The majority of the Company's revenues come from trading profits and other sources, including commissions, underwriting profit, origination fees, and servicing fees. The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2018. As part of the evaluation of effects of ASC 606 on Company's financial statements, management has analyzed contracts identifying revenues and costs within the scope of the standard and reviewed potential changes to Company's existing revenue recognition policies.

The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

DEPRECIATION

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, which consist of due from affiliate and other receivables, prepaid expenses, accounts payable and other accrued liabilities, and commissions payable approximate their fair value due to the short term maturity of these instruments.

As of December 31, 2018 there was a recovery of the Banco Cruzeiro senior notes that are carried in Partnership's inventory. These notes have been in default since 2012. In early 2018, counsel was engaged in order to assist in the claim against the company in Brazil. Counsel informed the Partnership that as of December 2018, Banco Cruzeiro had sufficient cash to pay the senior notes, and that the Partnership can expect to be paid par, though no timeline for payment was given. Accordingly, the carrying value of the securities

was increased to 75% of par, to reflect the expected return of par value as well as a haircut for uncertainty and liquidity issues. This results in a $213,728 unrealized gain, which can be found under the "Other Comprehensive Income" on the Consolidated Statement of Operations and Comprehensive Income.

INCOME TAXES

No provision for federal income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Partnership's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2018, the Partnership has no material uncertain tax positions to be accounted for in the financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company is currently in the process of evaluating the impact of the pending adoption of ASU 2016-02 on its financial statements beginning January 1, 2019.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership can access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Valuation Techniques

The Partnership values investments in trading securities and securities sold, not yet purchased, that are freely tradable at their last sales price as of the last business day of the year.
The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurements at Reporting Date Using:			
	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018				
Assets:				
Securities owned				
Government Agency	$ -	$ -	$ -	$ -
Corporate bonds	275,095	-	50,095	225,000
Municipal bonds	1,825	-	1,825	-
Other Securities	12,990	-	12,990	-
Totals	$289,910	$	$ 64,910	225,000
Liabilities:				
Securities sold, not yet purchased	$ -	$ -	$ -	$ -
Totals	$ -	$ -	$ -	$ -

NOTE 4 - SECURITIES SOLD, NOT YET PURCHASED

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized on the consolidated statement of financial position. As of December 31, 2018, we had no short positions.

NOTE 5 - CLEARING ARRANGEMENT

The Partnership clears on a fully-disclosed basis with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $100,000.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

Equipment	$ 44,643
Furniture and fixtures	39,908

	84,551
Accumulated depreciation	(70,627)
NET PROPERTY AND EQUIPMENT	$ 13,924

Depreciation expense was $3,900 for the year ended December 31, 2018.

NOTE 7 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital as defined in such Rule. At December 31, 2018, the Partnership's net capital was $432,208 compared with the required minimum net capital of $100,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Partnership's ratio was 0.15 to 1.

NOTE 8 - COMMITMENTS

The Partnership leases office space in Miami, Florida, and Lansing, Michigan under operating leases that expire at various times in 2021.

The following is a schedule of future minimum rental payments required under the terms of the leases as of December 31, 2018:

2019	66,221
2020	68,586
2021	14,914
	$211,218

Rental expense for the year ended December 31, 2018 was $100,692, which includes additional expenses for common area, direct operating expense, utilities, parking, and taxes.

NOTE 9 - RETIREMENT PLAN

The Partnership maintains a salary reduction simplified employee pension plan which covers substantially all employees and is qualified under Section 408(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 25% of gross compensation up to a maximum determined by the Internal Revenue Code. Partnership contributions to the plan are discretionary and determined by the managing partner. The Partnership did not make a contribution to the plan for the year ended December 31, 2018.

NOTE 10 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash and cash equivalents and positions held in securities.

The Partnership transacts proprietary security transactions on a margin basis. In margin transactions, the Partnership is extended credit by the Partnership's clearing broker, collateralized by cash and securities in the Partnership's accounts. Such transactions may expose the Partnership to significant off-balance-sheet risk.

The Partnership maintains a cash balance in a national financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Partnership had no uninsured cash balances in financial institutions.

The Partnership deposits its cash with FDIC insured financial institutions and has cash on deposit with the clearing broker. Although such cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk.

NOTE 11 - INDEMNIFICATIONS

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 12 - MAJOR CUSTOMERS

For the year ended December 31, 2018, one customer comprised 30% of total revenues.

NOTE 13 - CONTINGENCIES

On December 10, 2014, the Partnership and its managing partner received a Notice of Complaint ("Complaint") from the Financial Industry Regulatory Authority's ("FINRA") Department of Enforcement. The Complaint alleges the Partnership charged its customers excessive markups and markdowns on certain municipal and corporate bond transactions and CMO (collateralized mortgage obligation) transactions between April 2009 and December 2011. On February 1, 2017, a FINRA panel rendered a decision on this matter and ordered the Partnership to pay $29,268 in refunds to customers and to retain a consultant to establish policies to ensure that the Partnership does not charge prices in excess of what is fair and reasonable. On the same date, the Partnership appealed the decision and this matter is pending review by FINRA.

The firm is vigorously defending itself. It believes all its transactions were executed under its internal policies and well within FINRA rules. The Firm believes that restitution to its customers will not be required.

NOTE 14 – RELATED PARTY TRANSACTIONS

The Partnership has a loan receivable from one of its officers. The loan will be repaid from capital distributions in profitable years. The balance as of December 31, 2018 was $64,028 and it is included in due from partners in the accompanying statement of financial condition.

During 2018, the Partnership financed the operating expenses of World Financial Digest, LLC ("WFD"), in which the Partnership owns a 50.1% interest and exercises control. Pursuant to an operating agreement and support agreement, the non-controlling shareholders of WFD are not required to fund or repay its losses and, as such, a receivable from the non-controlling shareholders for their pro-rata share of losses has not been recognized in the accompanying statement of financial condition as of December 31, 2018.

During 2018, the Partnership paid a consulting fee of $56,697 to a subcontractor who is also minority shareholder of WFD.

NOTE 15 – SEGMENTS

We have three subsidiaries and four business segments: Core BD, Royal Palm, KDM (Korth Direct Mortgage), and WFD ("World Financial Digest"). We allocate revenue and expenses to segments as they are earned and used. Intercompany balance sheet items have been eliminated in consolidation. Information on reportable segments and reconciliation to consolidated net income is as follows:

		12 Months ended December 31, 2018
Core BD		
	Revenue	$1,502,602.87
	Expenses	$1,934,767.24
	Operating Income/(Loss)	($432,164.37)
KDM		
	Revenue	$694,564.97
	Expenses	$644,172.36
	Operating Income	$50,392.61
Royal Palm		
	Revenue	$1,624,514.28
	Expenses	$1,172,711.97
	Operating Income	$451,802.31
WFD		
	Revenue	$42,361.31
	Expenses	$55,314.63
	Operating Income/(Loss)	($12,953.32)
Consolidated		
	Revenue	$3,864,043.43
	Expenses	$3,806,966.20
	Operating Income	$57,077.23
	Discretionary	($251,754.90)
	Net Income/(Loss)	($194,677.67)

NOTE 16 – SUBSEQUENT EVENTS

The Company has evaluated the subsequent events through the date the financial statements were available to be issued on March 11, 2019. There were no subsequent events identified that would have material effect on the financial statements.